PRESS RELEASE                               UNILAB CORPORATION
                                            18448 Oxnard Street
                                            Tarzana, CA 91356
                                            www.Unilab.com

                                            For Further Information:
                                            Brian D. Urban
                                            Phone: (818) 758-6611
                                            e-mail: burban@unilab.com

IMMEDIATE RELEASE
October 30, 2000



               UNILAB CORPORATION ANNOUNCES THIRD QUARTER RESULTS

TARZANA, CA, October 30, 2000 - UNILAB Corporation announced today that net sales for the quarter ended September 30, 2000 were $87.6 million, an increase of 14.9% from $76.2 million in the same period last year. The Company reported operating income of $14.3 million, compared to $9.9 million in the third quarter of 1999. Net income was $2.8 million compared to $5.9 million in the same period last year (excluding the benefits from a reduction in the valuation allowance recorded against the Company's deferred tax assets of $11.9 million in 1999). The decrease in net income versus the prior period was due to significantly increased interest expense and the recognition of a tax provision where none had been previously recorded.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $17.6 million for the quarter, or 20.1% of sales, compared to $13.0 million, or 17.0% of sales for the same period last year.

For the first nine months of 2000, net sales totaled $251.2 million, an increase of 17.6% from $213.5 million in the same period of the prior year. Operating income, EBITDA and net income were $39.1 million, $48.5 million and $6.4 million, respectively for the first nine months of 2000 versus $29.3 million, $36.4 million and $18.0 million in the same period last year (excluding the benefit from the reduction in the Company's valuation noted above).

Testing volumes increased 14.4% and 17.4%, respectively, in the third quarter and first nine months of 2000 compared to the same periods in the prior year. Excluding the revenue generated from acquired businesses, core testing volumes grew by 10.2% in the third quarter and 6.8% in the first nine months of 2000 over the same periods last year, while pricing improved by 0.7% and 1.4% over the same periods.

Days sales outstanding ("DSO") - a measure of billing and collection  efficiency
- was 64 days at September 30, 2000, compared to 65 days at the end of 1999. Capital expenditures were $1.1 million for the third quarter 2000 and $3.9 million for the first nine months of 2000.

"We are once again pleased to report record revenue, EBITDA and EBITDA margin for Unilab in the third quarter. Our third quarter EBITDA was almost 10% higher than our previous record EBITDA reported in the second quarter of 2000, which is particularly gratifying considering our third quarter historically experiences some seasonal softness due to the summer vacation season," said Bob Whalen, Unilab's CEO and President. "Our third quarter performance was again driven mainly by strong volume as we experienced an impressive 10.2% increase in our core volumes over the third quarter of 1999. We believe our quarter over quarter core volume growth percentage will remain strong for the final quarter of this year. In addition, we are pleased to have completed our integration of Pathology Associates Laboratories, which we acquired in August. This acquisition is currently meeting our anticipated results and should add additional momentum to our fourth quarter 2000 and year 2001 results."

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1999 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.


                               Unilab Corporation
                            Statements of Operations
                             (amounts in thousands)
                                   (Unaudited)

                                                       Three months ended Sept 30,         Nine months ended Sept 30,
                                                          2000            1999               2000             1999

Revenue                                                  $87,596        $76,210             $251,156        $213,496

Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits                         25,912         22,940               74,015          63,226
     Supplies                                             12,367         11,307               36,133          30,653
     Other Operating Expenses                             20,410         18,855               59,633          53,254
                                                          ------         ------              -------         -------
                                                          58,689         53,102              169,781         147,133

Legal Charge                                                   -              -                    -             600
Amortization and Depreciation                              3,302          3,062                9,363           7,189
Selling, General and Administrative Expenses              11,280         10,120               32,890          29,323
                                                          ------         ------              -------         -------

Total Operating Expenses                                  73,271         66,284              212,034         184,245
                                                          ------         ------              -------         -------
Operating Income                                          14,325          9,926               39,122          29,251
Interest Expense, net                                      9,441          3,978               28,116          11,244
                                                          ------         ------              -------         -------
Income Before Income Taxes                                 4,884          5,948               11,006          18,007
Tax (Provision) / Benefit                                 (2,051)        11,904               (4,622)         11,904
                                                          ------         ------              -------         -------
Net Income                                                $2,833        $17,852               $6,384         $29,911
                                                          ======        =======               ======         =======
Preferred Stock Dividends                                      -             33                    -              99
Net Income Available to Common Shareholders               $2,833        $17,819               $6,384         $29,812
                                                          ======        =======               ======         =======

EBITDA                                                   $17,627        $12,988              $48,485         $36,439



                               Unilab Corporation
                                 Balance Sheets
                             (amounts in thousands)

                                                    September 30,   December 31,
                                                       2000             1999
                                                    (unaudited)

Cash and Cash Equivalents                             $12,248         $12,557
Accounts Receivable, net                               62,384          50,281
Other Current Assets                                    5,802           5,925
                                                      -------         -------
     Total Current Assets                              80,434          68,763

Fixed Assets, net                                      13,079          13,125

Deferred Tax Assets                                    11,936          16,558

Goodwill and Other Intangible Assets                   94,003          83,630

Other Assets                                           10,437          11,454
                                                      -------         -------

Total Assets                                         $209,889        $193,530
                                                     ========        ========

Total Current Liabilities                              49,597         $35,374

Long-Term Debt, net of current portion                305,525         310,941

Other Liabilities                                       6,087           5,504

Total Shareholders' Deficit                          (151,320)       (158,289)
                                                     =========       =========


Total Liabilities and Shareholders' Deficit           $209,889        $193,530
                                                      ========        ========